Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 and 2024

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Contents

General	3
Company Information	3
Highlights	3
Projects & Outlook	5
Summary of Quarterly Results	8
Results of Operations for the Three Months Ended June 30, 2025	8
Summary of Six Months Ended June 30, 2025 and 2024 Results	9
Results of Operations for the Six Months Ended June 30, 2025	9
Selected Quarterly Financial Information	10
Capital Structure, Resources & Liquidity	10
Capital Structure	10
Liquidity	12
Commitments	12
Related Party Transactions	13
Off Balance Sheet Arrangements	13
Financial Instruments	13
Risk Management	14
Financial Risk Factors	14
Business Risks and Uncertainties	14
Significant Accounting Estimates	17
Future Changes in Accounting Policies & Initial Adoption	17
Internal Control Over Financial Reporting	17
Cautionary Statement Regarding Forward-Looking Statements	18

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared as at August 14, 2025 and provides analysis of the Company’s financial results for the three and six months ended June 30, 2025 and 2024. The information herein should be read in conjunction with the condensed interim consolidated financial statement for the three and six months ended June 30, 2025 and 2024 and consolidated financial statements for the years ended December 31, 2024, and 2023 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

Company Information

Electra Battery Materials Corporation was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision.

The Company is in the business of producing battery materials, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to critical minerals and the battery supply chain with assets located in North America. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	a number of properties and option agreements within the Idaho Cobalt Belt (the “Idaho Properties”), including the Company’s flagship mineral project, Iron Creek (the “Iron Creek Project”).

Electra is a public company whose common shares are listed on the TSX Venture Exchange (“TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol ELBM in both cases.

The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Highlights

Six months ended June 30, 2025 and through the date of this document, and includes some history for context.

Refinery Project

The Company continued progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America.

•	Ethical Sourcing Update: July 31, 2025, the Company announced the start of the metallurgical testing on cobalt feedstock from two strategic North American sources: the historic Cobalt Camp in Ontario and the Company’s Iron Creek cobalt and copper project in Idaho. The objective of this initiative is to strengthen and diversify Electra’s cobalt refinery feedstock pipeline by integrating domestic sources alongside existing global supply partners. On February 6th, the Company also established an MOU with Nord Precious Metals including a framework to process potential future cobalt-bearing silver concentrates at Electra’s Refinery in Ontario. On commissioning and in the medium term, cobalt feed requirements for Electra’s refinery will be met through agreements with Glencore and Eurasian Resources Group (ERG), two leaders in the supply of ethical cobalt.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	Early Works Project: On June 19, 2025, the Company announced the launch of an early works program which encompasses targeted site-level activities to prepare for the restart of the full-scale construction.
•	Production Capacity: The Refinery is expected to produce up to 6,500 tonnes of cobalt per year, once fully operational, supporting over 1 million electric vehicles (“EVs”) annually.
•	Sales Agreement: LG Energy Solutions has agreed to purchase up to 80% of the Refinery’s capacity over the first five years.
•	Strategic Importance: The Refinery could support the North American defense industrial base needs by diversifying critical supply chains for lithium-ion battery production.

Refining & Recycling of Black Mass

The Company launched a black mass trial late in 2022 at the Refinery to recover high-value elements found in shredded lithium-ion batteries. To date, Electra has produced quality nickel-cobalt mixed hydroxide, technical grade lithium carbonate, and graphite products in its black mass recycling trial, and the Company continues to advance this project.

•	Black Mass Refining: On June 5, 2025, the Company announced the completion of a feasibility level Class 3 Engineering Study for the construction of a modular battery recycling facility adjacent to its cobalt sulfate refinery. The facility will be designed to recover lithium, nickel, cobalt, manganese, and graphite from lithium-ion battery manufacturing scrap and end-of-life batteries using Electra’s proprietary hydrometallurgical process. A successful 2023 trial processed 40 tonnes of black mass from shredded lithium-ion batteries, recovering critical minerals including nickel, cobalt, and lithium.
•	Technical Grade Lithium: The Company successfully produced a technical-grade lithium product in 2024, marking further advances in its capabilities to produce critical materials for the EV industry.
•	Joint Venture with Three Fires Group: On June 12, 2025, the Company and Three Fires Group announced significant progress on Aki Battery Recycling joint venture. Aki is Canada’s first Indigenous-led lithium-ion battery recycling initiative, advancing a low-emission, circular solution for battery waste. Since launching in 2024, Aki has shortlisted technology partners, engaged with government for funding, and is evaluating sites near First Nations lands. Through partnership with Electra’s refinery, Aki aims to establish a fully Canadian closed-loop supply chain for critical battery materials.
•	Environmental and Social Impact: The Aki joint venture aims to reduce the carbon footprint of the battery materials supply chain and contribute to the participation of First Nations communities in the energy transition.

Government Support & Financing

•	Government of Canada Letter of Intent (“LOI”): On March 21, 2025, the Company announced receipt of a funding proposal for $20,000 to support construction of the Refinery.
•	This is in addition to the August 2024 U.S. Department of Defense Award of US$20,000 under Title III of the Defense Production Act and a non-binding term sheet for a US$20,000 investment from a strategic battery materials partner received on September 10, 2024, both to support completion of Refinery construction.
•	Convertible Notes Update: On March 5, 2025, the Company entered into an agreement with the holders of its senior secured debt that enhances the Company’s financial flexibility. Under this agreement, lenders have agreed to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing.
•	On July 30, 2025, the Company received a waiver from the noteholders to reduce the reportable minimum liquidity balance covenant to US$1,000 (from US$2,000) for the 2028 Notes and 2027 Notes until August 31, 2025. In connection with the waiver, the Company has commenced discussions with the noteholders regarding the potential restructuring of the outstanding notes. Such discussions include the potential equitization of a portion of the outstanding notes, with a view to providing additional liquidity to the Company. Discussions are preliminary in nature and there can be no certainty they will result in a transaction or what the terms of such a transaction will be.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	Equity Financing: On April 14, 2025, the Company closed a non-brokered private placement to raise gross proceeds of US$3,500 to advance Refinery construction and for general corporate purposes.

Idaho Exploration

•	On February 20, 2025, the Company provided an update on its exploration efforts at the CAS Property in the Idaho Cobalt Belt, U.S.A. Recent and historical data from CAS highlight high-grade gold values over significant intervals and underscore the growing importance of the CAS Property to Electra’s Idaho exploration strategy. The presence of high-grade gold mineralization at CAS adds further strategic value to Electra’s Idaho holdings.
•	The Company received a 10-year exploration permit in late 2024 from the U.S. Forestry Service for an area encompassing the Iron Creek and Ruby Deposits Property and the adjacent CAS and Redcastle Options Agreement Properties in the Idaho Cobalt Belt.

Corporate

•	On February 25, 2025, the Company announced the appointment of Alden Greenhouse to the Company’s Board of Directors. Mr. Greenhouse is currently the Vice-President, Critical & Strategic Minerals for Agnico Eagle Mines Limited, a leading Canadian mining company with global operations. In his current role, Mr. Greenhouse oversees Agnico Eagle’s initiatives related to critical and strategic minerals.

The Company’s primary focus remains on its Refinery project, enhancing supply chain resilience, and securing financing to support the expansion of its critical minerals operations, while advancing the Idaho Properties.

Projects & Outlook

The Company’s vision is to build a North American supply of battery materials with a focus on refining material from mining operations and from the recycling of battery scrap and end of life batteries. The Company’s primary asset is the wholly owned Refinery located in Ontario, Canada. The Company also owns the Idaho Properties within the Idaho cobalt belt in the United States. The Idaho Properties include the Iron Creek cobalt-copper project and other minerals projects. The Company also holds royalty interests over several silver and cobalt properties in Ontario known as the Cobalt Camp.

The Refinery

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus is to advance the expansion and recommissioning of the Refinery, as the first phase of a multiphase plan.

•	Phase 1 involves the expansion and recommissioning of the Company’s Refinery, with an initial production target of 5,000 tonnes per year of battery-grade cobalt sulfate, sourced from cobalt hydroxide supplied by certified mining operations in the Democratic Republic of Congo.
•	Phase 2 includes a permit amendment and further expansion of certain refinery circuits to increase cobalt production to 6,500 tonnes per year of battery-grade cobalt sulfate, matching the Refinery’s crystallization circuit’s nameplate capacity. The Company has invested in larger equipment to enable this future production increase.
•	Phase 3 focuses on the recycling of black mass from spent lithium-ion batteries, sourced from various battery shredders in the United States and other regions.
•	Phase 4 involves the construction of a nickel sulfate plant, providing essential components (excluding manganese) to attract a precursor manufacturer to add to the Company’s refining operations.

In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined global cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company initiated construction to recommission the facility in 2022, however paused construction in 2023 due to impacts of post-COVID inflation and supply chain disruptions on project schedule and costs. It was determined that approximately US$60,000 would be required to complete the construction. This construction cost estimate was as of 2023 and does not include inflation or escalation to current pricing. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass. The Company started an early works program budgeted at approximately C$750,000 particularly focused on advancing the solvent extraction facility. At this time, the Company will require additional financing to continue operations and complete the construction of the Refinery.

Refining & Recycling of Black Mass

Black mass is the material left after expired lithium-ion batteries are shredded and their casings removed. It contains high-value elements including nickel, cobalt, manganese, copper, lithium, and graphite, which can be recycled to make new batteries. With increasing demand for these metals and a projected supply shortage of sustainable critical minerals such as nickel and cobalt, black mass recycling is increasingly important to the EV battery supply chain. McKinsey & Company predicts that available battery materials for recycling will grow by 20% per year through 2040.

In February 2023, Electra completed the first plant-scale recycling of black mass material in North America, successfully recovering key metals including nickel, cobalt, and graphite using its proprietary process. By March 2023, the plant was also recovering lithium and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications. The trial also recovered copper and manganese. In the fall of 2024, the Company achieved a key milestone, producing lithium carbonate with greater than 99% purity, or technical grade, confirming it can produce high-quality, battery-grade materials from recycled black mass. To date, the Company has shipped approximately 28 tonnes of MHP to customers.

This has attracted interest from companies in the battery supply chain looking for North American refining solutions, and in June 2024, the Company received a $5,000 funding commitment from Canada’s Critical Mineral Research Development & Demonstration Program to demonstrate that its hydrometallurgical process can recycle black mass on a continuous production basis, to prove it is scalable, profitable, and reproducible at other locations.

On June 5, 2025, the Company completed a feasibility level Class 3 Engineering study for the construction of a modular battery recycling facility adjacent to its cobalt refinery north of Toronto, building on the technology and expertise accumulated during a year-long black mass recycling trial, whereby Electra produced technical grade lithium and a nickel and cobalt product from end-of-life lithium batteries.

The facility will be designed to recover lithium, nickel, cobalt, manganese and graphite from lithium-ion battery manufacturing scrap and end of life batteries using the Company’s hydrometallurgical process. The next phase of work, funded in part by Natural Resources Canada, will involve operating and recycling process under continuous and semi-continuous conditions to simulate commercial scale throughput.

Exploration & Evaluation Assets

The Company is focused on building a North American battery materials supply chain. The Company’s Idaho Properties include the Iron Creek Project, its flagship exploration property; with a March 2023 resource estimate (the “2023 MRE”). The properties cover approximately 3,260 hectares with both patented and unpatented claims, as well as 600 meters of underground drifting. In addition to the Iron Creek resource, there are numerous cobalt-copper targets on the property.

The 2023 MRE includes a mineral resource estimate based on all drilling conducted through the end of 2022. The resource model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target which has had insufficient drilling conducted to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In July 2024, the Company announced a previously unknown copper surface showing, the Malachite Hill Copper Showing (the “MHS”), on an unexplored boundary area of the Redcastle Agreement claims portion of the Idaho properties. The Malachite Copper Showing was discovered in 2023 and assay results of outcrop grab samples indicate elevated copper (maximum = 2,660 parts per million copper), and low cobalt values. This finding demonstrates the presence of favourable host rocks at surface in this area of the Redcastle Property; however, the extent of the surface mineralization exposure remains to be determined. Interestingly, the MHS appears to be located approximately two (2) kilometres along strike (southeast) of Electra’s Ruby cobalt-copper target.

In the latter half of 2024, the Company received a Decision Notice for the Iron Creek Exploration Drilling from U.S. Forestry Service. The 10-year exploration permit allows the Company to undertake exploration activities including setting up 91 drilling locations, along with constructing temporary access roads and staging areas, over 11.3 acres of the Idaho properties.

In February of 2025, the Company provided an update on its exploration efforts at the CAS Property in the Idaho Cobalt Belt, U.S.A. Recent and historical data from CAS highlight high-grade gold values over significant intervals and underscore the growing importance of the CAS Property to Electra’s Idaho exploration strategy. The presence of high-grade gold mineralization at CAS adds further strategic value to Electra’s Idaho holdings. Between 2003 and 2006, over 2,600m of drilling was conducted over on the CAS Property, identifying significant gold values. Copper-rich massive sulfide boulders were also discovered nearby, but despite previous exploration the bedrock source of this style of mineralization has not been found. The most notable highlights from previous drilling include:

•	IC03-02 6.2m from 77.4m at 8.3 g/t Au and 0.51% Co

•	IC03-03 1.5m from 72.8m at 8.5 g/t Au and 0.54% Co

•	IC03-04 4.6m from 128.0m at 8.3 g/t Au and 0.34% Co

•	IC03-07 3.0m from 41.1m at 9.2 g/t Au and 0.08% Co

Electra holds a significant land position in the Idaho Cobalt Belt, including the Iron Creek deposit and the highly prospective Ruby target area. The CAS Property option expands this footprint and opens the door for potential collaboration with gold-focused explorers.

Asset Value Continuity

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance June 30, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(4,832)	$88,368

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Summary of Quarterly Results

	Three months ended June 30, 2025	Three months ended June 30, 2024
	($)	($)

Financial Position
Current Assets	4,274	6,973
Exploration and Evaluation Assets	88,368	88,619
Property, plant and equipment	51,611	51,369
Total Assets	145,600	148,169
Current Liabilities	79,592	64,621
Long-term Liabilities	14,909	13,527

Operations
General and administrative	723	902
Consulting and professional fees	1,067	1,092
Exploration and evaluation expenditures	48	81
Investor relations and marketing	119	126
Salary and benefits	1,298	798
Share-based payments	228	419
Total Operating Expenses	3,483	3,418

Change in fair value of marketable securities	—	89
Gain (loss) on financial derivative liability – Convertible Notes	1,082	(373)
Changes in fair value of US Warrant	162	(19)
Other non-operating expense	1,539	(2,051)

Net loss	(700)	(5,772)
Basic and diluted loss per share	(0.04)	(0.41)

Results of Operations for the Three Months Ended June 30, 2025

During the three months ended June 30, 2025, the Company recorded a net loss of $700 (net loss of $5,772 for the three months ended June 30, 2024), a loss per share of $0.04 (loss of $0.41 for the three months ended June 30, 2024).

•	Net loss for the three months ended June 30, 2025, included a gain of $1,082 relating to fair value adjustment of the 2028 Notes and 2027 Notes (loss of $373 - for the three months ended June 30, 2024 for the 2028 Notes). The gain on the Notes is the result of changes to the US$/C$ exchange rate, discount rate, and time to maturity.
•	General and administrative expenses were $723 for the three months ended June 30, 2025, compared to $902 for the three months ended June 30, 2024. The majority of the decrease was due to Refinery related G&A and lower consulting fees.
•	Consulting and professional fees were $1,067 for the three months ended June 30, 2025 which was in line with the $1,092 for the three months ended June 30, 2024.
•	Salary and benefits were $1,298 for the three months ended June 30, 2025, compared to $798 for the three months ended June 30, 2024. The increase was due to higher number of employees rather than contractors during the current period and lower compensation and benefits accruals during the previous comparable period.
•	Shared-based payments for the three months ended June 30, 2025 of $228 compared to $419 for the three months ended June 30, 2024. The decrease was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $48 for the three months ended June 30, 2025, compared to $81 for the three months ended June 30, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Summary of Six Months Ended June 30, 2025 and 2024 Results

	Six months ended June 30, 2025	Six months ended June 30, 2024
	($)	($)

Operations
General and administrative	1,766	1,425
Consulting and professional fees	2,068	2,215
Exploration and evaluation expenditures	89	144
Investor relations and marketing	211	304
Salary and benefits	2,550	1,695
Share-based payments	555	979
Total Operating Expenses	7,239	6,762

Change in fair value of marketable securities	4	181
Loss on financial derivative liability – Convertible Notes	(3,985)	(7,184)
Changes in fair value of US Warrant	162	(49)
Other non-operating expense	(2,322)	(4,127)

Net loss	(13,380)	(17,941)
Basic and diluted loss per share	(0.82)	(1.27)

Results of Operations for the Six Months Ended June 30, 2025

During the six months ended June 30, 2025, the Company recorded a net loss of $13,380 (net loss of $17,941 for the six months ended June 30, 2024), a loss per share of $0.82 (loss of $1.27 for the six months ended June 30, 2024).

•	Net loss for the six months ended June 30, 2025, included a loss of $3,985 relating to fair value adjustment of the 2028 Notes and 2027 Notes (loss of $7,184 - for the six months ended June 30, 2024 for the 2028 Notes).
•	General and administrative expenses were $1,766 for the six months ended June 30, 2025, compared to $1,425 for the six months ended June 30, 2024. The majority of the increase was due to Refinery related G&A including higher accrual of property insurance, project management services, utilities, and repairs and maintenance expenses.
•	Consulting and professional fees were $2,068 for the six months ended June 30, 2025, which is in line with $2,215 for the six months ended June 30, 2024.
•	Salary and benefits were $2,550 for the six months ended June 30, 2025, compared to $1,695 for the six months ended June 30, 2024. The increase was due to higher number of employees rather than contractors during the current period and lower compensation accruals during the previous comparable period.
•	Share-based payments for the six months ended June 30, 2025 were $555 compared to $979 for the six months ended June 30, 2024. The decrease was due to quantity and timing of options granted and corresponding expensing thereof.
•	Exploration and evaluation expenditures were $89 for the six months ended June 30, 2025, compared to $144 for the six months ended June 30, 2024.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Selected Quarterly Financial Information

For the three months ended,	Net income (loss)	Income (loss) per share	Total assets
June 2025	$(700)	$(0.04)	$145,600
March 2025	(12,680)	(0.86)	151,432
December 2024	(8,565)	(0.61)	151,447
September 2024	(2,941)	(0.21)	144,715
June 2024	(5,772)	(0.41)	148,169
March 2024	(12,169)	(0.87)	149,335
December 2023	(46,859)	(3.36)	148,692
September 2023 [1]	(9,223)	(1.79)	210,152

1 Quarters have been restated to reflect current presentation including adoption of US dollars as the functional currency for its US-based subsidiaries and the change in the royalty liability as described below.

The royalty liability measured upon initial recognition of the fair value on the extinguishment of the previously outstanding 2026 Notes and recognition of the 2028 Notes has been reduced from $2,178 to $721. There is a corresponding $1,457 reduction in the loss on extinguishment of 2026 Notes and recognition of the 2028 Notes.

The royalty liability was reduced for the quarter ended September 30, 2023 from $2,432 to $832.

There were no changes to the Consolidated Statements of Cash Flow.

Capital Structure, Resources & Liquidity

As of the date of this MD&A, the Company has 17,962,173 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 7,764,499 and 1,281,011 common shares, respectively. The Company currently has 157,085 Deferred Share Units (“DSUs”), no Restricted Share Units (“RSUs”) and no Performance Share Units (“PSUs”) outstanding under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
November 15, 2022	November 15, 2025	620,788	US$12.40
February 13, 2023	February 13, 2028	2,699,014	$3.40
November 27, 2024	November 12, 2026	1,136,364	$4.00
April 3 and 14, 2025	October 3 and 14, 2026	3,308,333	US$1.38
		7,764,499

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this is appropriate, given the size of the Company.

The Company will adjust its capital structure based on management’s assessment of the optimal capital mix to effectively advance its assets. As of June 30, 2025, the Company’s debt component of its capital structure has a par value of $82,914 (US$60,771) of convertible notes.

In February 2023, the company refinanced its debt by issuing 2028 Notes with a principal of US$51,000 and settling the 2026 Notes with a principal of US$36,000, resulting in net proceeds of US$15,000 after interest and transaction costs.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On January 12, 2024, the company received approval from the TSX Venture Exchange (“TSXV”) and warrant holders to amend the terms of 10,796,054 outstanding warrants associated with the 2028 Notes expiring in February 2028. The amendments included lowering the exercise price to $4.00 per share and adding an acceleration clause, which shortens the term to 30 days if the stock price exceeds $4.80 for ten consecutive trading days. In such cases, warrants could be exercised on a cashless basis.

On March 13, 2024, the TSXV approved the issuance of common shares to settle US$401 in interest associated with the 2028 Notes. On March 21, 2024, the Company issued 210,760 shares at a deemed price of $2.58 per share, based on a 5-day volume-weighted average price, to partially satisfy interest payments on the US$51,000 in convertible notes.

On August 28, 2024, Altitude Capital Consultants Inc. (“Altitude”) was engaged for an initial term of twelve months. The Company granted Altitude 250,000 incentive stock options in accordance with the Company’s long-term incentive plan, exercisable at a price of $3.28 for a period of three-years, which vested in four equal quarterly tranches over a one-year period. The Company is at arms-length from Altitude and its principals, and the services provided by Altitude do not include investor relations or promotional activities.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of US$6,521, as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and GLAS Trust Company LLC as trustee for the 2028 Notes and their noteholders.

Following the amendment of additional 2028 Notes, the exercise price of the 2028 Warrants was reduced to $3.40 per share. In addition, the 2028 Warrants now include a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading dates, with the reduced term beginning seven calendar days after such ten consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

On December 31, 2024, the Company completed a reverse share split of its outstanding common share capital on the basis of four (4) pre-Reverse Split shares for every one (1) post-Reverse Split share. At the opening of markets on January 2, 2025, the common shares of the Company commenced trading on a post-Reverse Split basis under the existing ticker symbol “ELBM”. The exercise price and the number of common shares issuable upon exercise of outstanding stock options, warrants and other outstanding securities, including comparative figures, were adjusted to reflect the reverse share split under the terms of such securities for the holders of such instruments.

On March 5, 2025, the Company announced an agreement with the holders of its senior secured debt to defer all interest payments until February 15, 2027, allowing Electra to invest its capital towards completing its cobalt refinery rather than debt servicing. The agreement covers all outstanding 2028 Notes and 2027 Notes. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes.

On April 14, 2025, the Company closed the final tranche of its oversubscribed non-brokered private placement raising aggregate gross proceeds of approximately US$3,500 (the “Offering”), the first tranche of which closed on April 3, 2025.

Under the Offering, an aggregate of 3,125,000 units of the Company (each, a “Unit”) were issued at a price of US$1.12 per Unit.  Each Unit consisted of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In connection with the closing of the Offering, the Company paid an aggregate of US$219 in cash finders fees and issued 183,333 non-transferrable finders warrants (each, a “Finders Warrant”). Each Finders Warrant is exercisable to acquire one Common Share of the Company at an exercise price of US$1.12 per common share until October 14, 2026.

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund Refinery expenditures. The Company will also need working capital funding for the purchase of consumables before the startup of operations.

Liquidity

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with the minimum reportable liquidity balance covenant.

At June 30, 2025, the Company had unrestricted cash of $2,927 (December 31, 2024 - $3,717) compared to accounts payable and accrued liabilities of $4,857 (December 31, 2024 - $3,579).

At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, and remain in compliance with the reportable minimum liquidity covenant under the 2027 Notes and 2028 Notes. Failure to remain in compliance with the liquidity terms may result in the instrument becoming due before the contractual maturity.

The Company had the following summarized cash flows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash used in operation activities	$(4,717)	$(7,951)
Cash used / provided in /by investing activities	(689)	940
Cash provided by financing activities	4,596	4,229
Change in cash during the period	(810)	(2,782)
Effect of exchange rates	20	23
Cash, beginning of period	3,717	7,560
Cash, end of the period	$2,927	$4,801

Cash used in operating activities was $4,717 during the six months ended June 30, 2025, compared to $7,951 used in operating activities during the six months ended June 30, 2024. The decrease in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $689 during the six months ended June 30, 2025, compared to cash provided by investing activities of $940 during the six months ended June 30, 2024. The increase in cash used in investing activities relates to the increase in capital spending.

Cash flows provided by financing activities were $4,596 during the six months ended June 30, 2025, compared to the $4,229 from financing activities during the six months ended June 30, 2024. The change was primarily driven by proceeds from private financing which closed on April 14, 2025, compared to receipt of FedNor funds in 2024.

Commitments

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company take appropriate measures to minimize the impact. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company had the following commitments as of June 30, 2025:

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$836	$—	$—	$—	$—	$836
Convertible notes payments [1]	—	19,860	12,798	81,005	—	113,663
Government loan payments	18	36	36	1,615	8,484	10,189
Lease payments	74	118	43	—	—	235
Royalty payments [2]	—	—	—	464	2,617	3,081
Other	273	68	—	—	2,046	2,387
	$1,201	$20,082	$12,877	$83,084	$13,147	$130,391

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at June 30, 2025.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $2,685 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (“NDMNRF”) as financial assurance.

Related Party Transactions

The Company’s related parties include key management personnel and the Board of Directors.

The Company paid and/or accrued during the three and six months ended June 30, 2025 and 2024, the following fees to management personnel and directors.

	For the three months ended June 30,		For the six months ended June 30,
	2025		2025	2024
Management	$665	$474	$1,330	$837
Directors’ fees	54	15	101	85
	$719	$489	$1,431	$922

During the three and six months ended June 30, 2025, the Company had share-based payments made to management and directors of $147 and $382, respectively (for the three and six months ended June 30, 2024 - $513 and $833, respectively).

As at June 30, 2025, the accrued liabilities balance for related parties was $1,022 (December 31, 2024 - $161), which relates mainly to compensation accruals.

Off Balance Sheet Arrangements

The Company currently has no off-balance sheet arrangements.

Financial Instruments

Refer to Note 18 of the Company’s Consolidated financial statements for the years ended December 31, 2024 and 2023.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Risk Management

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. The semi-annual interest payments have been deferred to February 2027. Repayment of the interest-free loan from Canada’s Critical Mineral Research Development & Demonstration Program begins in 2026, subject to further agreement to defer repayment. Upon the issuance of the 2028 Notes and retirement of the previously outstanding 2026 Notes in February 2023, the Company is subject to a reportable minimum cash balance requirement of US$2,000.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at June 30, 2025.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s 2028 Notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered foreign exchange contracts to hedge against gains or losses from foreign exchange.

Business Risks and Uncertainties

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Going Concern

As discussed above, the Company will require additional financing in 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy and remain in compliance with the minimum liquidity covenant under the 2028 Notes and 2027 Notes. The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources, which include discussions with the noteholders of Company regarding a potential restructuring of the outstanding notes. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives. The completion of the Refinery project is dependent on additional financing.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to Meet Debt Service Obligations

The Company has debt obligations under the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event, that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the Notes, which include minimum liquidity of US$2,000. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and war in Israel), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

U.S. Legislative and Regulatory Policies.

The recent election of President Trump may result in legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Implementation by the U.S. government of new legislative or regulatory policies could impose additional costs on the Company, decrease U.S. demand for the Company’s products, or otherwise negatively impact the Company, which may have a material adverse effect on the Company’s business, financial condition and operations. In addition, this uncertainty may adversely impact: (i) the ability of companies to transact business with companies such as the Company; (ii) the Company’s profitability; (iii) regulation affecting the Canadian natural resources and mineral industry; (iv) global stock markets (including the TSXV); and (v) general global economic conditions. All of these factors are outside of the Company’s control, but may nonetheless lead the Company to adjust its strategy in order to compete effectively in global markets.

Additional information on risks and uncertainties relating to The Company’s business is provided in the Company’s Annual Information Form dated March 28, 2025 (“AIF”), under the heading “Risk Factors”. Additional information relating to Electra, including the AIF, is available on SEDAR+ at www.sedarplus.com.

Significant Accounting Estimates

Refer to Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2024 and 2023.

Future Changes in Accounting Policies & Initial Adoption

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period.

In addition, IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its consolidated financial statements. No standards have been early adopted in the current period.

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Although progress continues to bee made strengthening Internal Controls over Financing Reporting (“ICFR”) during 2024 and 2025, management acknowledges certain significant deficiencies in its internal controls over financial reporting. These deficiencies are not uncommon for an early-stage, pre-revenue company with a small finance team and limited resources. Like many small companies at a similar stage of development, Electra has not yet implemented the full suite of systems, processes, and personnel typically found in more mature organizations. Management continues to assess and enhance its internal controls as the company scales and transitions toward commercial operations.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Management identified the following areas where significant deficiencies exist:

•	Control Environment

o	The Company has added trained financial reporting and accounting personnel with appropriate skills and knowledge regarding the design, implementation, and operation of internal controls over financing reporting. The team is in the process of implementing and improving processes and procedures to identify, monitor and improve IFRS and DCP.

•	Procurement, Payment and Receiving Processes

o	The Company continues to improve reporting and receiving processes to ensure adherence to the Company’s policies at the Company’s Refinery project.

Disclosure Controls and Procedures

Similar to ICFR, the Company has improved its Disclosure Controls and Procedures (“DCP”) during the 2024 and 2025 period. Nevertheless, the Company’s President and Chief Executive Officer and Chief Financial Officer note similar deficiencies in the disclosure controls and procedures as in the ICFR.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.